459875-2


                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D
            Under the Securities Exchange Act of 1934
                       (Amendment No. 1)*

          Neuberger Berman Real Estate Income Fund Inc.
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                             -------
                        (Name of Issuer)

            Common Stock, par value $.0001 per share
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                             -------
                 (Title of Class of Securities)

                            64126D106
-----------------------------------------------------------------
                             -------
                         (CUSIP Number)


                        Arthur D. Lipson
                    Western Investment L L C
             2855 East Cottonwood Parkway, Ste. 110
                    Salt Lake City, UT 84121
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                             -------
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)


                          May 23, 2005
-----------------------------------------------------------------
                             -------
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(e), (f) or (g), check the following box [  ].

















CUSIP No.  - 64126D106

1       NAMES OF REPORTING PERSONS.
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
         WESTERN INVESTMENT L L C

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a)   [  ]
        (b)   [  ]

3       SEC USE ONLY

4       SOURCE OF FUNDS* (See Item 3)
         WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) [ ]
           OR 2(e)  [  ]

6       CITIZENSHIP OR PLACE OF ORGANIZATION
         INCORPORATED IN DELAWARE



NUMBER OF       7       SOLE VOTING POWER (See Item 5)
SHARES                   249,100 shares
BENEFICIALLY    8       SHARED VOTING POWER (See Item 5)
OWNED BY                 0 shares
EACH            9       SOLE DISPOSITIVE POWER
REPORTING                249,100 shares
PERSON         10       SHARED DISPOSITIVE POWER
WITH                     0 shares


11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 249,100 shares

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*    [  ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        6.0%

14      TYPE OF REPORTING PERSON*
        OO













1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       ARTHUR D. LIPSON

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) [  ]
      (b) [  ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*
       OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) [ ]
         OR 2(e) [  ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION
       USA

NUMBER OF           7     SOLE VOTING POWER
SHARES                    249,100
BENEFICIALLY        8     SHARED VOTING POWER
OWNED BY                  0
EACH                9     SOLE DISPOSITIVE POWER
REPORTING                 249,100
PERSON WITH        10     SHARED DISPOSITIVE POWER
                          0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 249,100

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*     [  ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        6.0%

14     TYPE OF REPORTING PERSON*
        IN
















1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       WESTERN INVESTMENT HEDGED PARTNERS LP

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) [  ]
      (b) [  ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*
       WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) [ ]
         OR 2(e) [  ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION
       INCORPORATED IN DELAWARE


NUMBER OF           7     SOLE VOTING POWER
SHARES                     124,500
BENEFICIALLY        8     SHARED VOTING POWER
OWNED BY                   0
EACH                9     SOLE DISPOSITIVE POWER
REPORTING                  124,500
PERSON WITH        10     SHARED DISPOSITIVE POWER
                           0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 124,500

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*    [  ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         3.0%

14      TYPE OF REPORTING PERSON*
         PN















1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       WESTERN INVESTMENT ACTIVISM PARTNERS L L C

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) [  ]
      (b) [  ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*
       WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) [ ]
         OR 2(e) [  ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION
       INCORPORATED IN DELAWARE

NUMBER OF           7     SOLE VOTING POWER
SHARES                     124,600
BENEFICIALLY        8     SHARED VOTING POWER
OWNED BY                   0
EACH                9     SOLE DISPOSITIVE POWER
REPORTING                  124,600
PERSON WITH        10     SHARED DISPOSITIVE POWER
                           0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 124,600

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*     [  ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        3.0%

14     TYPE OF REPORTING PERSON*
        OO

















1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       BENCHMARK PLUS INSTITUTIONAL PARTNERS, L.L.C.

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) [  ]
      (b) [  ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*
       WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) [ ]
         OR 2(e) [  ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION
       INCORPORATED IN DELAWARE

NUMBER OF           7     SOLE VOTING POWER
SHARES                     43,000
BENEFICIALLY        8     SHARED VOTING POWER
OWNED BY                   0
EACH                9     SOLE DISPOSITIVE POWER
REPORTING                  43,000
PERSON WITH        10     SHARED DISPOSITIVE POWER
                           0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 43,000

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*     [  ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        1.0%

14     TYPE OF REPORTING PERSON*
        OO

















1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       BENCHMARK PLUS MANAGEMENT, L.L.C.

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) [  ]
      (b) [  ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*
       WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) [ ]
         OR 2(e) [  ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION
       INCORPORATED IN DELAWARE

NUMBER OF           7     SOLE VOTING POWER
SHARES                     43,000
BENEFICIALLY        8     SHARED VOTING POWER
OWNED BY                   0
EACH                9     SOLE DISPOSITIVE POWER
REPORTING                  43,000
PERSON WITH        10     SHARED DISPOSITIVE POWER
                           0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 43,000

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*     [  ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        1.0%

14     TYPE OF REPORTING PERSON*
        OO

















1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       ROBERT FERGUSON

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) [  ]
      (b) [  ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*
       OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) [ ]
         OR 2(e) [  ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION
       USA

NUMBER OF           7     SOLE VOTING POWER
SHARES                    43,000
BENEFICIALLY        8     SHARED VOTING POWER
OWNED BY                  0
EACH                9     SOLE DISPOSITIVE POWER
REPORTING                 43,000
PERSON WITH        10     SHARED DISPOSITIVE POWER
                          0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 43,000

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*     [  ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        1.0%

14     TYPE OF REPORTING PERSON*
        IN

















   The following constitutes Amendment No. 1 ("Amendment No. 1") to the Schedule 13D filed by the undersigned. This Amendment No.
1 amends the Schedule 13D as specifically set forth.

      Item 2 is hereby amended and restated to read as follows:

ITEM 2.   IDENTITY AND BACKGROUND

(a) This statement is filed by Western Investment LLC, a Delaware limited liability company ("WILLC"), Arthur D. Lipson, Western Investment Hedged Partners LP, a Delaware limited partnership ("WIHP"), Western Investment Activism Partners LLC ("WIAP"), a Delaware limited liability company, Benchmark Plus Institutional Partners, L.L.C., a Delaware limited liability company ("BPIP"), Benchmark Plus Management, L.L.C., a Delaware limited liability company ("BPM") and Robert Ferguson. Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." WILLC provides recommendations from time to time to BPIP with respect to purchases and sales of Shares of the Issuer, pursuant to an oral agreement between WILLC and BPIP. Accordingly, the Reporting Persons may be deemed a group for
Section 13(d) purposes. Each of WILLC, Mr. Lipson, WIHP and WIAP disclaim beneficial ownership of the Shares held by BPIP, BPM and Mr. Ferguson and the existence of a group for Section 13(d) purposes. Each of BPIP, BPM and Mr. Ferguson disclaim beneficial ownership of the Shares held by the other Reporting Persons and the existence of a group for Section 13(d) purposes. Each of the Reporting Persons is party to that certain Joint Filing Agreement as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

WILLC has sole voting and investment power over WIHP's and WIAP's security holdings and Mr. Lipson, in his role as the managing member of WILLC, controls WILLC's voting and investment decisions. BPM is the managing member of BPIP and Mr. Ferguson, in his role as managing member of BPM, has sole voting and investment control over BPIP's security holdings. Neither WILLC, Mr. Lipson, WIHP nor WIAP has voting or dispositive control over the Shares held by BPIP, BPM or Mr. Ferguson. Neither BPIP, BPM nor Mr. Ferguson has voting or dispositive control over the Shares held by the other Reporting Persons.

(b) The principal business address of WILLC, Mr. Lipson, WIHP and
WIAP is 2855 East Cottonwood Parkway, Suite 110; Salt Lake City,
UT 84121.

The principal business address of BPIP, BPM and Mr. Ferguson is 820 A Street, Suite 700, Tacoma, WA 98402.

(c) The principal business of WILLC is acting as the general partner and managing member of WIHP and WIAP. The principal occupation of Arthur D. Lipson is acting as managing member of WILLC. The principal business of WIHP and WIAP is the business of acquiring, holding and disposing of investments in various companies.

The principal business of BPIP is the business of acquiring, holding and disposing of investments in various companies. The principal business of BPM is acting as the managing member of BPIP. The principal occupation of Robert Ferguson is acting as managing member of BPM.

(d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Messrs. Lipson and Ferguson are citizens of the United States of America.


      Item 3 is hereby amended and restated to read as follows:

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        The aggregate purchase price of the 249,100 Shares beneficially owned by WILLC is approximately $4,977,810. The Shares beneficially owned by WILLC were acquired with the working capital of each of WIHP and WIAP. The aggregate purchase price of the 43,000 Shares beneficially owned by BPIP is approximately $857,614. The Shares beneficially owned by BPIP were acquired with the working capital of BPIP.

      Item 5 is hereby amended and restated to read as follows:

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

      (a) The aggregate percentage of Shares reported owned by each person named herein is based upon 4,157,116 Shares outstanding as of January 12, 2005, as reported in the Issuer's
Form DEF 14A filed with the Securities and Exchange Commission on
February 7, 2005.

        As of the close of business on June 2, 2005, WIHP, WIAP and BPIP beneficially owned 124,500, 124,600 and 43,000 Shares, respectively, representing 3.0%, 3.0% and 1.0%, respectively, of the Shares outstanding. WILLC beneficially owned 249,100 Shares, constituting approximately 6.0% of the Shares outstanding. Mr. Lipson beneficially owned 249,100 Shares, constituting approximately 6.0% of the Shares outstanding.

      As the general partner or managing member, as the case may be, of WIHP and WIAP, WILLC may be deemed to beneficially own the 249,100 Shares beneficially owned in the aggregate by WIHP and WIAP. As the managing member of WILLC, Mr. Lipson may be deemed to beneficially own the 249,100 Shares beneficially owned by WILLC. As the managing member of BPIP, BPM may be deemed to beneficially own the 43,000 Shares beneficially owned by BPIP.
As the managing member of BPM, Mr. Ferguson may be deemed to beneficially own the 43,000 Shares owned by BPIP.

      (b) Each of WILLC and Mr. Lipson is deemed to have sole voting and dispositive power over the Shares reported as beneficially owned by WIHP and WIAP by virtue of their respective positions as described in paragraph (a). Neither WILLC, Mr. Lipson, WIHP nor WIAP has voting or dispositive control over the Shares held by BPIP, BPM or Mr. Ferguson.

      Each of BPM and Mr. Ferguson is deemed to have sole voting and dispositive power over the Shares reported as beneficially owned by BPIP by virtue of their respective positions as described in paragraph (a). Neither BPIP, BPM nor Mr. Ferguson has voting or dispositive control over the Shares held by the other Reporting Persons.

       (c) Schedule A annexed hereto lists all transactions by the Reporting Persons in the Issuer's Common Stock since the filing of the initial Schedule 13D. All of such transactions were effected in the open market.

   Item 6 is hereby amended to add the following:

         On June 2, 2005, the Reporting Persons entered into a Joint Filing Agreement in which the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer. Other than as described herein, there are no other agreements, understandings or arrangements among the Reporting Persons.

   Item 7 is hereby amended to add the following exhibit:

     2.  Joint Filing Agreement by and among Western Investment
LLC, Arthur D. Lipson, Western Investment Hedged Partners LP,
Western Investment Activism Partners LLC, Benchmark Plus
Institutional Partners, L.L.C., Benchmark Plus Management, L.L.C.
and Robert Ferguson, dated June 2, 2005.






























                           SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: June 2, 2005
                       WESTERN INVESTMENT L L C

                       By: _____________________________
                           Arthur D. Lipson, Sole Member

                       WESTERN INVESTMENT HEDGED PARTNERS LP
                       By: Western Investment L L C,
                       its General Partner

                       By: _________________________________
                           Arthur D. Lipson, Managing Member

                       WESTERN INVESTMENT ACTIVISM PARTNERS LLC
                       By: Western Investment L L C,
                       its Managing Member

                       By: _________________________________
                           Arthur D. Lipson, Managing Member


                       By: ________________________________

                           ARTHUR D. LIPSON


                       BENCHMARK PLUS INSTITUTIONAL PARTNERS, L.L.C.

                       By: Benchmark Plus Management, L.L.C.,
                       its Managing Member

                       By: ________________________________
                           Robert Ferguson, Managing Member

                       BENCHMARK PLUS MANAGEMENT, L.L.C.

                       By: _________________________________
                           Robert Ferguson, Managing Member


                       By: ________________________________

                           ROBERT FERGUSON














                           SCHEDULE A

           Transaction Code    Quantity    Trade Date    Price
 WIHP       Buy                  100       4/7/2005      $19.2985
            Buy                  400       4/25/2005     $19.5500
            Buy                  900       5/23/2005     $20.1596

 WIAP       Buy                3,100       3/22/2005     $19.1200
            Buy                1,800       3/23/2005     $18.7500
            Buy                4,600       3/24/2005     $18.8900
            Buy                1,700       3/28/2005     $18.8100
            Buy                1,700       3/29/2005     $18.8800
            Buy                  500       3/30/2005     $19.0100
            Buy                  300       3/31/2005     $19.1000
            Buy                2,000       4/1/2005      $19.2800
            Buy                  600       5/23/2005     $20.1652

 BPIP       Buy                2,600       4/26/2005     $19.5450
            Buy                6,700       4/27/2005     $19.6246
            Buy                2,100       4/28/2005     $19.5681
            Buy                4,200       4/29/2005     $19.5719
            Buy                  400       5/03/2005     $19.6300
            Buy                  800       5/05/2005     $19.6400
            Buy                4,400       5/20/2005     $20.0936
            Buy               15,300       5/23/2005     $20.1475
            Buy                6,500       6/1/2005      $20.2746

BPM         NONE

Mr. Lipson  NONE

















                     JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D dated June 2, 2005(including further amendments thereto) with respect to the Common Stock of Neuberger Berman Real Estate Income Fund Inc. This Joint Filing Agreement shall be filed as an Exhibit to such Statement.


Dated:      June 2, 2005

                         WESTERN INVESTMENT L L C

                         By: ________________________________
                             Arthur D. Lipson, Sole Member

                         WESTERN INVESTMENT HEDGED PARTNERS LP
                         By: Western Investment L L C,
                         its General Partner

                         By: _________________________________
                             Arthur D. Lipson, Managing Member

                         WESTERN INVESTMENT ACTIVISM PARTNERS L L C
                         By: Western Investment L L C,
                         its Managing Member

                         By: _________________________________
                             Arthur D. Lipson, Managing Member


                         By: ________________________________

                                 ARTHUR D. LIPSON


                         BENCHMARK PLUS INSTITUTIONAL PARTNERS, L.L.C.
                         By: Benchmark Plus Management, L.L.C.,
                         its Managing Member

                         By: _________________________________
                             Robert Ferguson, Managing Member

                         BENCHMARK PLUS MANAGEMENT, L.L.C.

                         By: _________________________________
                             Robert Ferguson, Managing Member


                         By: ________________________________

                                 ROBERT FERGUSON